Exhibit 99.21
July 23, 2010 Liberty Board Presentation

Disclaimer This document may contain material non-public information. This document has been prepared for informational purposes only. This document is not to be construed as a recommendation, an offer to sell or a solicitation of an offer to buy any securities. Any dissemination, distribution or reproduction of this document is strictly prohibited without the consent of TEGRIS Advisors LLC or its affiliates. The information herein is obtained from sources deemed reliable, but its accuracy and completeness cannot be guaranteed, and is subject to change without notice.

Executive Summary Liberty and Prisa announced revised terms for a proposed transaction on May 7 and Prisa filed a F-4 registration statement. Comments from the SEC were subsequently received on June 4 Liberty and Prisa share price performance since May 7: Liberty stock has performed well, trading at $9.89 as of July 20 as compared to the trust value of $9.87 Prisa stock price has been volatile in a trading range of €1.73 to €2.67 The weakness in the Prisa stock price has in turn created uncertainty in the completion of the transaction. The market is currently expecting the deal terms to be improved The macroeconomic environment in Europe has continued to impact the transaction: Credit ratings for Spain, Portugal and Greece have been downgraded by S&P and Fitch; Moody's has downgraded Portugal and Greece and is reviewing a possible downgrade of Spain as well The European Union has sponsored an unprecedented €750 billion bailout plan for euro-zone economies and injected several rounds of funding into the Greek economy The $/€ exchange rate has recovered after bottoming at 1.19 on June 7 and returned to May levels (1.29 as of July 20, slightly up from the level it was on May 7) After hearing numerous investor comments, and holding extensive internal discussion with our financial advisors and legal counsel, we have come up with a number of proposed changes to the transaction terms, which are aimed at the following: More absolute value for public shareholders Simplifying terms of the non-voting shares, while maintaining downside protection elements Such proposed improvements to the transaction terms will be accomplished through the following, as further outlined in this presentation: Contribution by Prisa - by agreeing to a number of changes in the deal terms Contribution by Liberty - by agreeing to create a compensation structure for a group of individual Standby Investors Marlin Equities and Berggruen Holdings to provide value of fee shares as compensation to Standby Investors (up to 10.0 million Founders' shares or up to 5 million Founders' shares and up to all existing Founders' warrants)

Source: News Sources 5/7/10 - Prisa files registration statement on a Form F-4 with the U.S. SEC; amends terms of Liberty deal 5/18/10 - Prisa said a refinancing agreement announced earlier in the month was subject to conditions including the sale of a minority stake in its Portuguese affiliate Media Capital 6/16/10 - Mediapro files for bankruptcy protection 6/17/10 - Sogecable guarantees broadcast of Football League to all subscribers 6/21/10 - Nouvel Observateur's Claude Perdriel, France Telecom and Spain's Prisa submit a joint bid worth over €100mm for France's Le Monde newspaper. Prisa had initially planned to mount its own bid, but withdrew for lack of time 6/28/10 - Prisa & Partners lose bid for Le Monde 6/24/10 - Prisa announces that a Madrid court had ordered rival Mediapro to pay it €105mm and return its rights to show first and second division soccer on TV, as well as €31mm in interest and costs 6/30/10 - Transactions of Digital+ and Cuatro reach phase two of Spanish regulatory process 6/30/10 - Sogecable deposits €90mm with the Court handling Mediapro insolvency to guarantee football broadcasts, at the same time causing a default on bridge loan where a €112mm amortization was due 6/30/10 - Prisa holds annual general shareholders meeting Prisa Recent News and Developments Since F-4 Filing 6/30/10 - Prisa Chairman Ignacio Polanco says company to hold an extraordinary shareholders meeting "soon" to vote on deal with "US Fund Liberty Acquisition Group"

Prisa 1H2010 Results - Main Figures Source: Company Information JANUARY - JUNE JANUARY - JUNE JANUARY - JUNE JANUARY - JUNE 2009 2010 % Change Revenues € 1,678 € 1,577 (6.0%) EBITDA € 299 € 292 (2.1%) EBIT € 184 € 196 6.8% Net Profit € 27 € 61 123.6% EBITDA Margin 17.8% 18.5% EBIT Margin 10.9% 12.4% Net Margin 1.6% 3.9% Excluding the impact of the change in the commercialization model of the football rights, the revenues of the group increased 1.6% Improvement in operating margins Strong cost control: 6.8% decline YoY Interest on debt decreased by 38.8% Net profit increased by 123.6% EBITDA decreased by 2.1%, primarily due to underperformance in Digital+ and Media Capital, which was partially offset by strong performance in other business units On July 21, Prisa announced financial results for the first half of 2010 Markets appeared to react positively to the announcement with Prisa stock trading up from €2.00 at open of business to €2.13 at close of business, representing a 6.5% gain. The change in the IBEX 35 on July 21 was (0.20)%

Prisa 1H2010 Results Highlights Source: Company Information Audiovisual revenues reached €860 million and its EBITDA margin improved from 21.0% to 23.3%. Canal+ Liga increased by 800,000 subscribers during the first semester Santillana increased its revenues by 7.8% and its EBITDA by 12.2%. Significant growth was seen in Brazil (+37.2%), Peru (+20.4%) Radio revenues increased by 8.1% and EBITDA margin improved from 23.6% to 26.0%. International revenues increased by 36% El Pais achieved an EBITDA of €19 million (13% EBITDA margin) and net profit of €10 million. Diario AS revenues increased by 14.3% Outstanding growth of online: 46 million monthly unique users (+24.4%) and a 16.1% increase in digital revenues

Prisa 1H2010 EBITDA Source: Company Information Audiovisual 48% Education 25% Press 8% Radio 18% €140 mm €73 mm €51 mm €25 mm Other 1% €3 mm Audiovisual 55% Education 22% Press 8% Radio 14% €164mm €65 mm €43 mm €24 mm Other <1% €1 mm 2010 2009 EBITDA generated from international operations reached 34% of total for the group 1H 2010 EBITDA: €292 Million 1H 2009 EBITDA: €299 Million

Summary of the Deal – Key Changes

	Deal Announced – May 7	Proposed Deal
Share Count	▪ 126.4m shares, reflecting cancellation of 3m Marlin Equities' & Berggruen Holdings' shares ▪ Value split between Ords. and NVCS: 50/50	▪ 129.4m shares ▪ Cancellation of up to 10 million shares, or up to 5 million Founders' shares and up to all existing Founders' warrants to support the transaction ▪ Value split between Ords. and MCS: 33.3/66.7 ▪ Full definition of MCS is shown on following page

Total Consideration to Liberty Equityholders	Shareholders
	▪ Ords.: 148.3m ($712m at Deal Price)
	▪ Exchange Ratio: 1.173 Ords./Liberty share
	▪ NVCS: 71.2m ($712m at $10/share)
	▪ Exchange Ratio: 0.563 NVCS/Liberty share
	Warrantholders
	▪ Cash: $80m
	▪ Ords.: 8.8m ($42m at Deal Price)
	▪ Exchange Ratio: 0.115 Ords./Liberty share
	▪ NCVS: 4.2m ($42m at $10/share)
	▪ Exchange Ratio: 0.055 NVCS/Liberty share
	Total
	▪ Value: $1,588m
		Shareholders
		▪ Ords.: 194.1m ($496mm at Deal Price)
		  ▪ Exchange Ratio: 1.500 Ords./Liberty share
		▪ MCS: 388.1m ($1,003m at Deal Price)
		  ▪ Exchange Ratio: 3.000 MCS/Liberty share
		▪ Cash: $65m
		Warrantholders
		▪ Ords.: 34.5m ($88m at Deal Price)
		  ▪ Exchange Ratio: 0.450 Ords./Liberty warrant
		▪ Cash: $69m
		Total
		▪ $1,721m

Total Consideration to Prisa Equityholders	▪ None	▪ Prisa Warrants: 241.0m (c. $72m)
		  ▪ Exchange Ratio: 1.100 Prisa Warrants/Prisa share
		  ▪ Strike Price: €2.00
		  ▪ Maturity: 3.5 years

Effective Price, excluding Founders' Shares	▪ €2.75	▪ €1.38

7

Abbreviations – Ords.: Ordinary Shares; NVCS: Non-Voting Convertible Shares; MCS: Mandatorily Convertible Shares

Note: At Prisa Share Price of €1.98 and $/€ exchange rate of 1.292 as of July 20

Summary of the Deal – Key Changes (cont'd)

	Deal Announced – May 7	Proposed Deal

Change in Non-Voting Shares	▪ Strike Price of NVCS: €3.75
	  ▪ Initial Yield: 7.0%
	  ▪ Prisa will be able to force conversion of the NVCS if and when the share price of Prisa Ordinary Shares has stayed above a certain price level for at least 20 trading days:
	    ▪ During the first 2 years after the closing, the price level is €7.50
	    ▪ During years 3 through 5, the price level is €4.875
	    ▪ Following year 5, the price level is €3.75
	  ▪ Dividend rate step up to 9% from year 5 to year 7
	  ▪ After year 5, the company may redeem in cash provided the 20-day average closing price is below €3.75
		▪ Strike Price of MCS: €2.00
		  ▪ Dividend: €0.175 per annum
		  ▪ Mandatory conversion in 3.5 years
		  ▪ Each MCS converts at the end of 3.5 years into:
		    ▪ 1 Ords. if the Prisa average stock price at the time is at or above €2.00; or
		    ▪ Up to 1.333 Ords. if the Prisa average stock price at the time is between €1.50 and €2.00.
		    ▪ 1.333 Ords. If the Prisa average stock price at the time is below €1.50
		  ▪ Prisa has option to settle the protection in cash
		  ▪ Freely convertible for 1 Ords. at any time

Pro Forma Prisa Ownership (prior to any Prisa warrants) & Share Count	▪ Ownership, pre- conversion: Liberty equityholders 41.8%, Prisa controlling shareholders 41.2%, Prisa minorities 17.0% ▪ Ownership, post- conversion: Liberty equityholders 58.2%, Prisa controlling shareholders 29.6%, Prisa minorities 12.2% ▪ Total shares, post-conversion and fully diluted: 523.7m	▪ Ownership, pre- conversion: Liberty equityholders 51.1%, Prisa controlling shareholders 34.7%, Prisa minorities 14.2% ▪ Ownership, post- conversion: Liberty equityholders 73.8%, Prisa controlling shareholders 18.6%, Prisa minorities 7.6% ▪ Total shares, post-conversion: 835.8m. ▪ Total shares, upon conversion of all Prisa Warrants: 1,076.9m ▪ Upon conversion of all Prisa Warrants, Prisa controlling shareholders will own 30.3% on a fully diluted basis

8

Abbreviations – Ords.: Ordinary Shares; NVCS: Non-Voting Convertible Shares; MCS: Mandatorily Convertible Shares
Note: At Prisa Share Price of €1.98 and $/€ exchange rate of 1.292 as of July 20

Summary of the Deal - Key Impacts Deal Announced - May 7 Proposed Deal Liberty Equityholders Economics1 Structured Deal with Standby Investors Ownership Threshold of Prisa controlling shareholders Cash to Prisa (with no Liberty redemptions) Note: 1. At Deal Price of €3.518 for May 7 Deal and €2.00 for Proposed Deal $903m Value per Public share: $11.26 Value per Public warrant: $2.15 None To maintain 30% ownership post conversion, Prisa controlling shareholders are considering various options: Rely on Liberty share redemptions Purchase Prisa shares Enlarge Shareholders' Agreement to other friendly Prisa shareholders Request SPAC Shrinkage The final mechanism will be determined at a later date $854m Value per Public share: $12.09 Value per Public warrant: $2.05 See sensitivity on pages 15 & 16 Pool of $450m of standby investors assembled to finance the acquisition of up to 45m shares from potential redeeming investors Structure is issuance of new Liberty Preferred shares to standby investors. Preferred shares will be exchanged at closing for a mix of cash and Prisa shares depending on cash elections and redemptions Prisa controlling shareholders remain largest shareholders in Prisa, pre- and post- conversion of MCS Marlin Equities & Berggruen Holdings' Concession Approximately $34m through cancellation of 3m Marlin Equities & Berggruen Holdings' shares Cancellation of up to 10m Founders' shares, or up to 5m Founders' shares and up to all existing Founders' warrants

Standby Deal The Business Combination between Liberty and Prisa must be approved by the holders of at least a majority of its shares, with less than 30% of the shares issued in its IPO voting against the business combination and electing redemption in order to be effective. The Standby Deal involves a "backstop" mechanism whereby Liberty investors wishing to vote "No" to the Business Combination with Prisa will be offered a better economic alternative than receiving the cash redemption value (estimated at approximately $9.87 per share) In order to do so, Prisa and Liberty have asked various independent parties ("Standby Investors") to purchase a new class of Liberty preferred stock. The proceeds from that sale would be used to buy out the redeeming investors at a higher price of $10 per share, and to encourage them to vote "Yes" to the Business Combination with Prisa Prisa and Liberty have assembled a pool of Standby Investors ready to invest an aggregate of $450 million to acquire Liberty Preferred shares from Liberty: The Standby Investors would include some, but not all, of the following parties: Tyrus Capital, HSBC, Centaurus Capital, TPG and certain Spanish banks. These investors will receive a fee of up to 20% of their respective standby commitments, in the form of additional Prisa shares and cash Fee payable: for each $100 million committed, the Standby Investor will receive (1) a fixed fee equal to the Prisa exchange consideration that would be issuable for one million Liberty common shares, plus (2) if the standby facility is used for more than half the commitment ($225 million), an additional fee equal to the Prisa exchange consideration that would be issuable for one million additional Liberty common shares The Liberty preferred stock would receive the same Prisa equities and cash upon closing of the Business Combination but do not participate in the cash in trust in case Liberty is liquidated. For a commitment of a different size, the same fee schedule applies pro rata The Standby Deal includes a $50m commitment from Berggruen Holdings and Marlin Equities. Furthermore, Berggruen Holdings and Marlin Equities are contributing up to 10 million Founders' shares and/or warrants, which will be cancelled at the same time as the new shares issued to the Standby Investors so that the economics of the transaction remain the same Standby Investors have been asked to agree to a 45-day lock-up post closing A precise, transparent and orderly exchange mechanism has been developed within the US legal framework. Standby Agreements will be executed concurrently with the amendment of the BCA The consequence of the Standby Deal is that the Liberty shareholder vote has the highest chances to minimize redemption below 30% and possibly eliminate redemptions entirely As a consequence of the cash election, the BCA would be amended such that a maximum of $725 million of cash elections will be provided to Liberty shareholders to encourage less than 30% of Liberty shares vote against the business combination (see page 25 for details)

Summary of Consideration to Liberty Shareholders Consideration Received Description Consideration per LIA Share Comments Prisa Ordinary Shares Represents one Class A ordinary Prisa share Listed and tradeable 1.500 Value changes daily based on Prisa ordinary share price and US$/€ exchange rate: Direct dependence on US$/€ exchange rate Direct dependence on Prisa ordinary stock price Prisa Mandatorily Convertible Securities (MCS) Mandatory conversion in 3.5 years Each non-voting MCS receives €0.175 of dividends per annum Each MCS converts at the end of 3.5 years into: (1) 1 Prisa Ordinary share if the Prisa average stock price at the time is at or above €2.00, or (2) up to 1.333 Prisa Ordinary shares if the Prisa average stock price is between €1.50 and €2.00. Prisa has the option to settle the protection in cash 3.000 Value is anticipated to change based on Prisa Ordinary Share price and US$/€ exchange rate: Direct dependence on $/€ exchange rate Dependence on Prisa Ordinary Share price is expected to be less than for Prisa Ordinary Share component, according to the analysis performed by Citi and Barclays capital markets teams and described below According to the analysis by Citi and Barclays capital markets: MCS would be similar to offering Prisa Ordinary Shares today, plus an embedded put spread for the investors, plus interest for 3.5 years, which provides extra fixed protection in addition to variable delivery in 3.5 years Investors would have an opportunity to benefit from future appreciation of the Prisa Ordinary Share beyond €2.00 per share, while assuming the downside risk below €1.50 per share. Investors are likely to expect to be compensated for lack of downside protection below €1.50 MCS' theoretical market valuation would be relatively close to "par" of €2.00 at Prisa Ordinary Share price at close on 7/20/2010. Such theoretical value would, however, depend on valuation assumptions made by individual investors (such as cost of borrow and volatility), so individual investor views of MCS value may vary, and be different from theoretical market valuation This type of security is more common than the Preferred security and investors are more familiar with it Cash Denominated in US Dollars Value of cash component is fixed in US$, as it represents cash in Trust

Summary of Consideration to Liberty Shareholders Consideration Received Description Consideration per LIA Share Comments Prisa Ordinary Shares Represents one Class A ordinary Prisa share Listed and tradeable 1.500 Value changes daily based on Prisa ordinary share price and US$/€ exchange rate: Direct dependence on US$/€ exchange rate Direct dependence on Prisa ordinary stock price Cash Denominated in US Dollars Value of cash component is fixed in US$, as it represents cash in Trust

Examples of Mandatory Issuances in Europe Source: Barclays Capital

Illustrative Consideration to Liberty Equityholders Illustrative Consideration to Liberty Shareholders Illustrative Consideration to Liberty Warrantholders2 At Prisa share price of €1.98 and $/€ exchange rate of 1.292 as of July 20 Assumes MCS at theoretical market value, based on Prisa share price of €1.98 as of July 20 Based on 0% minority rights exercised Source: Capital IQ

Illustrative Downside Protection at Current Exchange Rate ($/€ 1.29) Even if Prisa stock drops dramatically below €2.00, the market value of MCS is protected under a maximum conversion ratio of 1.33 for a period of 3.5 years from closing Abbreviations - Ords.: Ordinary Shares; NVCS: Non-Voting Convertible Shares; MCS: Mandatorily Convertible Shares Note: Current Prisa Stock Price of €1.98 and $/€ exchange rate of 1.292 as of July 20 Source: Capital IQ Assumes MCS at theoretical market value, as follows: Equal to €2.00 per MCS if Prisa share price is between €1.50 and €2.00 Equal to Prisa share price if Prisa share price is above €2.00 Equal to Prisa share price X 1.33 if Prisa share price is below €1.50

The MCS structure offers downside protection to investors within a limited range of Prisa share prices and $/€ exchange rates, while maintaining flexibility for investors to potentially capitalize on upward movement of Prisa stock Abbreviations - Ords.: Ordinary Shares; NVCS: Non-Voting Convertible Shares; MCS: Mandatorily Convertible Shares Note: Current Prisa Stock Price of €1.98 as of July 20 Source: Capital IQ Assumes MCS at theoretical market value, as follows: Equal to €2.00 per MCS if Prisa share price is between €1.50 and €2.00 Equal to Prisa share price if Prisa share price is above €2.00 Equal to Prisa share price X 1.33 if Prisa share price is below €1.50 Illustrative Downside Protection Sensitivity

Approximate Timeline to Closing

Recent Share Price/Volume of Liberty Source: Company website and Capital IQ March 5, 2010 - Grupo Prisa and Liberty Acquisition Holdings Corp. announced a combination of the two companies and a rights issue reserved for current Prisa shareholders by Grupo Prisa, resulting in a cash infusion of up to $900m in Prisa March 18, 2010 - Liberty and Prisa agree extension on signing of bank agreement to April 5, 2010 April 8, 2010 - Liberty and Prisa agree extension on signing of bank agreement to April 19, 2010 $9.87 Cash in Trust May 7, 2010 - PRISA and Liberty also announced changes to the terms of the business combination

Recent Warrant Price/Volume of Liberty Source: Company website and Capital IQ

Recent Share Price/Volume of Grupo Prisa



30-Day VWAP: € 2.08
March 5, 2010 – Grupo Prisa and Liberty Acquisition Holdings Corp. announced a combination of the two companies and a rights issue reserved for current Prisa shareholders by Grupo Prisa, resulting in a cash infusion of up to $900m in Prisa
March 18, 2010 – PRISA wins the football wars and Mediapro ordered to pay €97m to PRISA subsidiary
March 31, 2010 – PRISA in negotiations with new Portuguese investors regarding a minority stake in Media Capital
April 12, 2010 – Grupo PRISA sees continued internet growth 9.5m unique users in March, 8% up on 2009
April 15, 2010 – PRISA and Telecinco sign framework deal on Cuatro merger and the acquisition by Telecinco of a 22% stake in Digital+
April 23, 2010 – PRISA signs refinancing deal with its banks
May 7, 2010 – PRISA files registration statement on a Form F-4 with the US SEC, amends terms of Liberty deal
May 13, 2010 – PRISA post profits in all business areas with EBITDA of €144.5m
June 16, 2010 – Mediapro files for bankruptcy protection. The company had been ordered to pay €105m to Sogecable
June 17, 2010 – Sogecable guarantees broadcast of Football League to all subscribers
June 21, 2010 – PRISA expresses an interest in increasing its stake in French daily paper Le Monde
June 24, 2010 – PRISA regains football-broadcast rights
June 30, 2010 – Sogecable deposits €90m with the Court handling Mediapro insolvency to guarantee football broadcasts; PRISA's Annual Shareholder's Meeting 2010; The sales of Digital+ and Cuatro make phase two of regulatory process
€4.0
€3.5
€3.0
€2.5
€2.0
€1.5
€1.0
€0.5
€0.0
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
1-Mar-10
8-Mar-10
15-Mar-10
22-Mar-10
29-Mar-10
5-Apr-10
12-Apr-10
19-Apr-10
26-Apr-10
3-May-10
10-May-10
17-May-10
24-May-10
31-May-10
7-Jun-10
14-Jun-10
21-Jun-10
28-Jun-10
5-Jul-10
12-Jul-10
19-Jul-10

20

Source: Company website and Capital IQ

$/€ Exchange Rate



3/11/10 – 50,000 people take to streets to protest Greek gov't austerity plans
4/22/10 – Moody's lowers Greece's gov't bond rating to A3 from A2
5/2/10 – Greece reaches deal with other euro-zone countries and IMF for a bailout expected to total more than €100bn
30-Day Average: 1.255 $/€
5/10/10 – EU agrees on €750bn bailout plan that would be available to rescue euro-zone economies in financial troubles
3/24/10 – Fitch Ratings lowers Portugal sovereign credit rating by one notch to AA-
4/9/10 – Fitch cuts its rating of Greece by two notches to BBB-
6/14/10 – Moody's cuts its rating on Greece into junk territory
4/27/10 – S&P cuts ratings on Greece into junk territory and drops Portugal two notches to A-
5/7/10 – Prisa files F-4
7/13/10 – Moody's downgrades Portugal's gov't bond rating to A1 from Aa2
4/28/10 – S&P downgrades Spain's longterm credit-rating to AA
5/29/10 – Fitch drops its rating of Spain one notch to AA+ from AAA
$/€
1.40
1.35
1.30
1.25
1.20
1.15
1.10
Mar-05-2010
Mar-19-2010
Apr-02-2010
Apr-16-2010
Apr-30-2010
May-14-2010
May-28-2010
Jun-11-2010
Jun-25-2010
Jul-09-2010
$/€ Exchange Rate

21

Source: Capital IQ and news sources

List of Public Liberty Shareholders* (above 1m shares, as of July 12) Source: Citi as of July 12 Note: *Includes shares owned as part of units Based on publicly available information in SEC filings and adjusted based on discussions with individual investors

List of Public Liberty Warrantholders* (above 1m warrants, as of July 12) Source: Citi as of July 12 Note: *Includes shares owned as part of units Based on publicly available information in SEC filings and adjusted based on discussions with individual investors

Liberty Shares Traded Analysis Note: Shares traded from 5/10/10 to 7/20/10 Source: Capital IQ

Cash Election Option Offered to Liberty Shareholders Liberty will amend the BCA to provide for cash elections of up to 72.5 million shares (70% of Liberty shares sold in its IPO) The chart above shows that at the maximum level of cash elections, Liberty will deliver €459 million of cash to Prisa at the current exchange rate The chart above also provides the consideration due to Liberty preferred shares at various levels of cash elections, consisting of Prisa securities and cash, and an amount of cash if less than $450 million of the backstop is utilized